

Jason O'Keefe · 3rd

Head Men's Soccer Coach Robert Morris University Pittsburgh, PA

Pittsburgh, Pennsylvania, United States · Contact info

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Robert Morris University

Greensboro College

Experience

Head Men's Soccer Coach
Robert Morris University · Full-time
Dec 2020 – Present · 1 yr 2 mos
Moon, Pennsylvania, United States

Owner
Appalachian FC · Self-employed
Nov 2020 – Present · 1 yr 3 mos
Boone, North Carolina, United States

Appalachian Football Club primary logo-...

Owner
YCPM - Youth College Professional Management · Self-employed
Sep 2020 – Present · 1 yr 5 mos
United States

YCPM Soc player.jpg

Head Men's Soccer Coach
Appalachian State University
Feb 2016 – Aug 2020 · 4 yrs 7 mos
Boone, NC

Assistant Men's Soccer Coach
University of North Carolina at Chapel Hill
Jul 2014 – Feb 2016 · 1 yr 8 mos
Chapel Hill, NC

2014 NCAA Quarterfinalist
2015 ACC Coastal Division Champions
2015 NCAA 3rd round and #5 Seed

Show 5 more experiences

Education

Greensboro College
Bachelor of Arts (B.A.), History, Secondary Education
1991 – 1996